Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Month Ended				Fiscal Year Ended
	May 1, 2010		May 2, 2009		October 31, 2009		October 25, 2008		October 27, 2007		October 28, 2006		October 29, 2005
Earnings (loss) from continuing operations before taxes (1)	$73,911		$(95,788)		$(74,025)		$22,741		$140,034		$98,352		$55,198
Adjustments:
Add fixed charges	52,190		59,416		115,668		24,201		16,454		10,698		11,271
Less capitalized interest	(7,035)		(4,044)		(9,093)		(1,439)		—		—		—

Total fixed charges from continuing operations	45,155		55,372		106,575		22,762		16,454		10,698		11,271

Earnings (loss) before taxes and fixed charges, net of capitalized interest	$119,066		$(40,416)		$32,550		$45,503		$156,488		$109,050		$66,469

Fixed charges:
Interest expense (1)	41,595		51,653		99,294		17,249		11,295		7,082		7,693
Capitalized interest	7,035		4,044		9,093		1,439		—		—		—
Interest component of rent expense	3,560		3,719		7,281		5,513		5,159		3,616		3,578

Total fixed charges from continuing operations	52,190		59,416		115,668		24,201		16,454		10,698		11,271

Ratio of earnings (loss) to fixed charges (2)	2.3	x	(0.7	)x	0.3	x	1.9	x	9.5	x	10.2	x	5.9	x
Coverage deficiency	$—		$99,832		$83,118		$—		$—		$—		$—

(1)	As adjusted due to changes to the accounting for convertible debt instruments

(2)	The ratio of earnings (loss) to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, net of capitalized interest, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.